EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
THE MEDICINES COMPANY

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

The Medicines Company (hereinafter called the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

At a meeting of the Board of Directors of the Corporation, a resolution was duly adopted pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable.  The resolution setting forth the amendment is as follows:

RESOLVED:          That the first paragraph of Article FOURTH of the Third Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following first paragraph of Article FOURTH is inserted in lieu thereof:

“FOURTH:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is 130,000,000 shares, consisting of (i) 125,000,000 shares of Common Stock, $.001 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $1.00 par value per share (“Preferred Stock”).”

The stockholders of the Corporation duly approved said amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware on May 25, 2005.

IN WITNESS WHEREOF, this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation this 25th day of May, 2005.

THE MEDICINES COMPANY

By:	/s/ Clive A. Meanwell
Name: Clive A. Meanwell
Title: Chairman and Chief Executive Officer